C21 Investments Closes First Tranche of Private Placement Financing

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, December 31, 2018 – C21 Investments Inc. (“C21 Investments” or the “Company”) (CSE: CXXI) announced today that the Company has successfully closed the first tranche of its previously announced amended brokered syndicated private placement of units (each, a “Unit”) for total gross proceeds of CDN$5,063,000.00 (the “Offering”). The maximum total Offering is 10,000 Units, or $10,000,000.

The Offering was led by Industrial Alliance Securities Inc. with Canaccord Genuity Corp. and Sprott Capital Partners, a division of Sprott Private Wealth LP, as syndicate members (the “Agents”).

“Despite turbulent conditions, the market was receptive to our offering,” said Robert Cheney, President and CEO of C21 Investments. “Our Agents were able to target investors who understand our strategy to build a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States.”

Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (a “Debenture”) and one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of C21 Investments at a price of $0.80 per common share. The Warrant Debentures are convertible into common shares of C21 Investments at a price of $0.90 per common share. The Debentures and Warrant Debentures will mature two years from the date of issue of the Debentures. The Units, Debentures, Warrants, Warrant Debentures and the common shares issuable upon conversion of the Debentures and Warrant Debentures are subject to resale restrictions under applicable Canadian securities laws for a period of four months following the closing date.

Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

A B O U T   C 2 1   I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company’s year end of January 31, 2019 to acquire Silver State, Phantom Farms, Pure Green and Swell in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally, which includes the first CBD license issued in Ukraine. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 # 312

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the expected use of the net proceeds from the Offering; (ii) the closing of other acquisitions based on definitive agreements; and (iii) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although C21 Investments believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, C21 Investments’ inability to finance and complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 Investments operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments.

The forward-looking statements contained in this news release represent C21 Investments’ expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.